[GRUPO TELEVISA, S.A.B. LETTERHEAD]

October 14, 2014

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B. Form 20-F for the Fiscal Year Ended December 31, 2013, as Amended Filed April 29, 2014 File No. 001-12610

Dear Mr. Spirgel:

Grupo Televisa, S.A.B. (the “Company”) hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at (525) (55) 261-2433.

Sincerely,
/s/ Joaquín Balcárcel Santa Cruz
Joaquín Balcárcel Santa Cruz
Vice President — Legal and General Counsel of Grupo Televisa, S.A.B

cc:	Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Emily Drazan, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.
Kenneth I. Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP
Stuart Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP
Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP